Filed Pursuant to Rule 424(b)(5)
Registration No. 333-195779

PROSPECTUS SUPPLEMENT

(to the Prospectus Supplement Dated March 12, 2015

and the Prospectus Dated June 10, 2014)

Up to $17,070,420 of Shares

Common Stock

This Prospectus Supplement amends and supplements the information in our prospectus, dated June 10, 2014 (File No. 333-195779) (the “Prospectus”), and our Prospectus Supplement, dated March 12, 2015 (the “Original Prospectus Supplement”). This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.

We filed the Original Prospectus Supplement on March 12, 2015 to register the offer and sale of shares of our common stock from time to time pursuant to the terms of a sales agreement, as amended (the “Sales Agreement”), we entered into with Cantor Fitzgerald & Co. (“Cantor”), acting as the sales agent.

As of July 29, 2016, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $51,211,261, which was calculated based on 78,786,556 shares of our outstanding common stock held by non-affiliates at a price of $0.65 per share, the closing price of our common stock on July 29, 2016. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Prospectus Supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the 12 calendar months prior to, and including, the date of this Prospectus Supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

Through the date hereof, we have sold shares of our common stock through Cantor under the Sales Agreement pursuant to the Original Prospectus Supplement for an aggregate purchase price of $11,767,135, which leaves us with $18,232,865 of our common stock that remains available under the Sales Agreement. We are filing this Prospectus Supplement to amend the Original Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $17,070,420 from time to time through Cantor. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement and Prospectus of which this Prospectus Supplement and the Original Prospectus Supplement are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The NASDAQ Stock Market under the symbol “SNSS.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 29, 2016